Filed Pursuant to Rule 433
Dated March 9, 2012
Registration Statement No. 333-178335

FOR IMMEDIATE RELEASE

Investor Contacts:
Richard T. Schumacher, President & CEO                                                                                                           Pressure BioSciences, Inc.
Nate Lawrence, Vice President of Marketing                                                                                                           (508) 230-1828 (T)

Dr. Henry C. Lee, One of the World’s Leading Forensic Scientists,
To Investigate the Use of Pressure BioSciences’ Enabling Pressure Cycling
Technology (“PCT”) Platform for Use in Multiple Areas of Forensic Analysis

Company to Collaborate with the Henry C. Lee Institute of Forensic Science

South Easton, MA, March 9, 2012 – Pressure BioSciences, Inc. (NASDAQ: PBIO) (“PBI” or the “Company”) today announced that it has entered into a collaboration with the Henry C. Lee Institute of Forensic Sciences (the “HCL Institute”). The award winning HCL Institute, located on the campus of the University of New Haven (West Haven, CT), is considered one of the most technologically advanced, state-of-the-art forensic teaching facilities in the world.

As part of the collaboration, the HCL Institute will evaluate the use of the Company’s enabling Pressure Cycling Technology (“PCT”) Platform for the extraction of DNA and other biomolecules from such diverse and difficult-to-analyze samples as bone, hair, plant tissue, pollen, and finger nails.  All of these samples can be important in a crime scene, cold case, or archeological investigation.  However, current methods used to prepare difficult forensic samples for analysis are often inadequate or even unavailable.

In addition to traditional crime scene samples, the HCL Institute will also evaluate the PCT Platform for detection of counterfeit foods, which may adulterate important food products such as rice and tea. The Company believes that adding PCT to the standard sample preparation workflow for such samples could result in greater DNA recovery, improved reproducibility, enhanced standardization, and a better overall quality of result.

Dr. Nate Lawrence, Vice President of Marketing for Pressure BioSciences, said: “Advances in forensic science, including the development of new and improved technologies for DNA detection, may enable investigators to solve or close many cases that are challenging to forensic laboratories today. We are honored to have the opportunity to work side-by-side with a world-renown authority like Dr. Henry C. Lee and his team at the HCL Institute.  We look forward to supporting them as they evaluate our patented PCT Platform for its potential to improve the extraction of DNA and other molecules from a wide variety of samples.  We believe that better DNA extraction will result in improved detection of DNA in forensic samples, and that this improved detection will result in better prosecution of the criminal and more expedient exoneration of the innocent.”

Dr. Henry C. Lee, Founder of the HCL Institute, commented: “We are impressed with the data generated by Dr. Bruce Budowle and his team at the University of North Texas related to the increased detection of DNA in difficult, low copy samples.  We are also impressed with the findings of Dr. Bruce McCord and his team at Florida International University related to the potential use of the PCT Platform to enhance the processing of rape kits. We are thus excited about this opportunity to collaborate with Pressure BioSciences to examine the potential applications of their PCT Platform in improving the collection of forensic evidence, particularly DNA, in several additional, important areas of forensics.”

Dr. Lee continued: “Such collaborations between manufacturers and practitioners in forensic science not only provide new, effective technologies for forensic DNA testing of samples that have been difficult or unsuitable using today’s standard techniques, but can also provide new and more effective ways to reexamine old biological evidence in  cold cases.”

About Dr. Henry C. Lee

Dr. Lee has been a prominent player in many of the most challenging criminal cases of the last 45 years, including the JonBenet Ramsey murder, the OJ Simpson and Laci Peterson slayings, the post-911 forensic investigation, and the Beltway sniper shootings. During his career, he has worked with law enforcement agencies worldwide in helping to solve more than 6,000 cases.  Dr. Lee is a recipient of more than twenty honorary degrees, was awarded the Medal of Justice from the Justice Foundation, has authored or co-authored more than 40 books and hundreds of articles in professional journals, and has lectured throughout the world.

Dr. Lee is a chaired professor of forensic science and founder of the Forensic Science Program at the University of New Haven. He is an acknowledged visionary in a field where his successes and influence have made him a preeminent figure in the modern practice of forensic sciences. Dr. Lee, the Chief Emeritus for Scientific Services and former Commissioner of Public Safety for the State of Connecticut, has served as Connecticut’s Chief Criminalist since 1979.

About the Henry C. Lee Institute of Forensic Science

The Henry C. Lee Institute of Forensic Science (the “HCL Institute”) links scholars, researchers, students, forensic scientists, law enforcement, the legal community, and professional practitioners in many fields to address the scientific and social issues confronting forensic science and criminal justice system throughout the world.   Through training, consultation, research, and a public learning center, the HCL Institute’s goal is to make the criminal justice system more effective.  This is achieved through more accurate and cost effective crime scene investigations and better crime prevention measures.  The HCL Institute is an internationally recognized, multi-discipline academic facility, with state-of-the-art technology focused on helping teach the next generation of forensic scientists to help solve crimes and render justice.

About Pressure BioSciences, Inc.

Pressure BioSciences, Inc. (“PBI”) (NASDAQ: PBIO) is focused on the development, marketing, and sale of proprietary laboratory instrumentation and associated consumables based on Pressure Cycling Technology (“PCT”).  PCT is a patented, enabling technology platform with multiple applications in the estimated $6 billion life sciences sample preparation market. PCT uses cycles of hydrostatic pressure between ambient and ultra-high levels to control bio-molecular interactions. PBI currently focuses its efforts on the development and sale of PCT-enhanced sample preparation systems (instruments and consumables) for forensics, biomarker discovery, bio-therapeutics characterization, vaccine development, soil and plant biology, histology, and counter-bioterror applications.

Forward-Looking Statements

Statements contained in this press release regarding the Company's intentions, hopes, beliefs, expectations, or predictions of the future are "forward-looking'' statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, without limitation, statements regarding the reputation of Dr. Henry C. Lee and the HCL Institute, the anticipated benefits from the collaboration with the HCL Institute, the inadequacy of current methods used to prepare difficult forensic samples for analysis, the potential advantages of the Company’s PCT Platform for such sample preparation, and the potential application and advantages of the Company’s PCT Platform in the detection of counterfeit food. These statements are based upon the Company's current expectations, forecasts, and assumptions that are subject to risks, uncertainties, and other factors that could cause actual outcomes and results to differ materially from those indicated by these forward-looking statements. These risks, uncertainties, and other factors include, but are not limited to: due to unanticipated technical or scientific difficulties or the failure of the forensic community to acknowledge the advantages of the PCT Platform, the Company’s collaboration with the HCL Institute may not achieve the results anticipated by the Company; possible difficulties or delays in the implementation of the Company's strategies that may adversely affect the Company's continued commercialization of its PCT-based product line,; changes in customer’s needs and technological innovations; the Company’s sales force may not be successful in selling the Company’s PCT product line because scientists may not perceive the advantages of PCT over other sample preparation methods;; the Company may not be successful in raising additional capital necessary on acceptable terms, if at all, to fund the Company’s operations beyond April 2012; and if the Company fails to achieve its plan to regain compliance with the NASDAQ Listing Rules for minimum stockholders’ equity and the minimum bid price of $1.00 per share, the Company’s common stock will be delisted from The NASDAQ Capital Market, which could impact the Company’s ability to raise capital.  Additional risks and uncertainties that could cause actual results to differ materially from those indicated by these forward-looking statements are discussed under the heading "Risk Factors" in the Company's Annual Report on Form 10-K for the year ended December 31, 2011, and other reports filed by the Company from time to time with the SEC. The Company undertakes no obligation to update any of the information included in this release, except as otherwise required by law.

PBI filed a registration statement (including a prospectus) with the SEC for an offering to which this communication may relate. Before you invest, you should read the prospectus in that registration statement for the offering and other documents PBI has filed with the SEC for more complete information about PBI and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, PBI can arrange to send you the prospectus, when available, upon request.

           For more information about PBI and this press release, please click on the following links:
http://www.pressurebiosciences.com
http://bit.ly/y9j5cT